UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May, 2013

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

*	The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Regulated Information

Executive Management Changes

May 8, 2013 – 7.00 a.m. CET

DELHAIZE GROUP ANNOUNCES RETIREMENT OF

PRESIDENT AND CEO PIERRE-OLIVIER BECKERS

BRUSSELS, BELGIUM, 8 May 2013 - Delhaize Group (Euronext, Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announces today that Pierre-Olivier Beckers, its President and Chief Executive Officer, intends to retire from his executive role by the end of this year and will continue to serve as a company director.

As part of Delhaize’s succession plan, Mr Beckers will stay in his post until a new CEO is appointed and a smooth transition has taken place. He will continue to serve on the Board, in a non-executive capacity, after stepping down as CEO.

Mr. Beckers joined Delhaize Group in 1983, has been a director of the company since 1995 and was appointed President and CEO in January 1999. In almost 15 years as CEO he has led Delhaize Group during a period of fast change in the global food retail environment.

Under Mr Beckers’ leadership, Delhaize transformed itself from a Belgian company with an international presence to an integrated group sharing the same vision and values. Since 1999, the number of stores has grown from 1,904 to 3,411 in ten countries on three continents, revenues grew from €12.9 to €22.6 billion. More recently, Delhaize Group has increased its growth profile with 30.7 % of the stores now located in growthmarkets, generating 14 % of the group’s revenues compared to less than 5% when Mr Beckers took office.

The Board of Directors is conducting a search for a successor and will consider both internal and external candidates. It is actively engaged in the process to facilitate a smooth and orderly transition of the CEO by the end of 2013.

Mats Jansson, Chairman of the Board of Directors, said: “Pierre-Olivier Beckers has worked for Delhaize for 30 years with tireless energy and absolute passion, displaying very strong values and great respect for people. As shown by our recent results, business performance continues to strengthen following our initiatives over recent years. This positions the company well for the future and provides a great platform for his successor. Pierre-Olivier will lead the company until a smooth transition has taken place and we look forward to continue working with him as a colleague on the Board.”

Pierre-Olivier Beckers said: “While serving this company and working with the Board of Directors, great colleagues and great teams has been the most rewarding job I can imagine, the Board of directors and I agree that the moment is right to put in place a successor who will lead the group and its evolution into the future. Until then I remain fully committed to leading and supporting the company and its 158,000 associates.”

Biographical details for Pierre-Olivier Beckers

Pierre-Olivier Beckers (1960). Mr. Beckers earned a Master’s degree in applied economics at I.A.G., Louvain-La-Neuve and an MBA from Harvard Business School. He began working in the food retail industry in 1982 as a store manager for a bakery chain in Belgium. Mr. Beckers joined Delhaize Group in 1983, to work initially three years in our U.S. operations as a store manager. After his return to Belgium, he broadened his retail experience as a buyer, director of purchasing, member of the Executive Committee and Director and Executive Vice-President in charge of international activities. He was appointed President and CEO in January 1999 and has served as a director since 1995.

In January 2000, Mr. Beckers was named Manager of the Year by the leading Belgian business magazine Trends/Tendances. In 2009, he was named Belgium’s BEL 20 CEO of the year by the Belgian newspapers Le Soir and De Standaard.

Mr Beckers has represented the company and the retail sector at the highest level of global organizations, contributing significantly to establishing stronger partnerships between the retail sector, suppliers and otherstakeholders. He serves on the Board and was until 2010 the chairman of The Consumer Goods Forum, the global association of leading consumer goods retailers and manufacturers. He is also on the Board of Directors of the Food Marketing Institute and is Vice-Chairman of the Executive Committee of FEB/VBO, the Belgian Employers Federation. He is a member of Guberna and was a member, until 2010, of the Belgian Commission on Corporate Governance.

He has been President of the BOIC (Belgian Olympic Interfederal Committee) since December 2004. He also was elected to the International Olympic Committee in July 2012.

In 2012 Mr. Beckers was awarded the title of baron by King Albert II of Belgium.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in ten countries on three continents. At the end of the first quarter of 2013, Delhaize Group’s sales network consisted of 3,411 stores. In 2012, Delhaize Group posted €22.7 billion ($29.0 billion) in revenues and €104 million ($134 million) in net profit (Group share). At the end of 2012, Delhaize Group employed approximately 158 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: + 32 2 412 2151

Media Relations: + 32 2 412 8669

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date:	May 9, 2013	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President